UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Global Mofy Metaverse Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G3937M106
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G3937M106

1	Names of Reporting Persons Haogang Yang
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization PRC

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 12,723,036 Ordinary Shares (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,723,036 Ordinary Shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,723,036 Ordinary Shares (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 44.57%(2)
12	Type of Reporting Person (See Instructions) IN

(1)	Mr. Haogang Yang has the voting and dispositive power over and therefore beneficially owns (i) 10,913,894 Ordinary Shares held by James Yang Mofy Limited, a company incorporated under the laws of the British Virgin Islands (BVI), and (ii) the 1,809,142 Ordinary Shares held by New JOLENE&R L.P., a limited partnership formed under the laws of the BVI.
(2)	Based on 28,545,468 Ordinary Shares of Global Mofy Metaverse Limited as of January 31, 2024.

SCHEDULE 13G

CUSIP No.	G3937M106

1	Names of Reporting Persons James Yang Mofy Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,913,894 Ordinary Shares (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,913,894 Ordinary Shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,913,894 Ordinary Shares (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 38.23% (2)
12	Type of Reporting Person (See Instructions) CO

(1)	James Yang Mofy Limited holds 10,913,894 Ordinary Shares of the Issuer. Mr. Haogang Yang has the voting and dispositive power over the 10,913,894 Ordinary Shares held by James Yang Mofy Limited.
(2)	Based on 28,545,468 Ordinary Shares of Global Mofy Metaverse Limited as of January 31, 2024.

SCHEDULE 13G

CUSIP No.	G3937M106

1	Names of Reporting Persons New Jolene&R L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,809,142 Ordinary Shares (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,809,142 Ordinary Shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,142 Ordinary Shares (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.34%(2)
12	Type of Reporting Person (See Instructions) CO

(1)	New JOLENE&R L.P. holds 1,809,142 Ordinary Shares of the Issuer. Mr. Yang holds 75% interest of New JOLENE&R L.P. and has the voting and dispositive power over the 1,809,142 ordinary shares held by New JOLENE&R L.P.
(2)	Based on 28,545,468 Ordinary Shares of Global Mofy Metaverse Limited as of January 31, 2024.

Item 1.

(a)	Name of Issuer: Global Mofy Metaverse Limited

(b)

Address of Issuer’s Principal Executive Offices:

c/o Global Mofy Metaverse Limited
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

Item 2.

(a)	Name of Person Filing: Haogang Yang James Yang Mofy Limited New Jolene&R L.P.

(b)

Address of Principal Business Office or, if None, Residence:

c/o Global Mofy Metaverse Limited
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

(c)	Citizenship: Haogang Yang: PRC James Yang Mofy Limited: British Virgin Islands New Jolene&R L.P.: British Virgin Islands

(d)	Title and Class of Securities: Ordinary shares, par value $0.000002 per share

(e)	CUSIP No.: G3937M106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4. Ownership

The percentages of ownership set forth below are based on 28,545,468 Ordinary Shares of Global Mofy Metaverse Limited outstanding as of January 31, 2024.

		Name	Ordinary Shares
(a)	Amount Beneficially Owned	Haogang Yang(1)	12,723,036
		James Yang Mofy Limited (2)	10,913,894
		New Jolene&R L.P. (3)	1,809,142

(b)	Percentage of class	Haogang Yang(1)(2)	44.57%
		James Yang Mofy Limited (2)	38.23%
		New Jolene&R L.P. (3)	6.34%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:
		Haogang Yang	0
		James Yang Mofy Limited	0
		New Jolene&R L.P.	0

	(ii) Shared power to vote or to direct the vote:
		Haogang Yang	12,723,036
		James Yang Mofy Limited	10,913,894
		New Jolene&R L.P.	1,809,142

	(iii) Sole power to dispose or to direct the disposition of:
		Haogang Yang	0
		James Yang Mofy Limited	0
		New Jolene&R L.P.	0

	(iv) Shared power to dispose or to direct the disposition of:
		Haogang Yang	12,723,036
		James Yang Mofy Limited	10,913,894
		New Jolene&R L.P.	1,809,142

(1)	Mr. Haogang Yang has the voting and dispositive power over and therefore beneficially owns (i) 10,913,894 Ordinary Shares held by James Yang Mofy Limited, a company incorporated under the laws of the British Virgin Islands (BVI), and (ii) the 1,809,142 Ordinary Shares held by New JOLENE&R L.P., a limited partnership formed under the laws of the BVI.
(2)	James Yang Mofy Limited holds 10,913,894 Ordinary Shares of the Issuer. Mr. Haogang Yang has the voting and dispositive power over the 10,913,894 Ordinary Shares held by James Yang Mofy Limited.
(3)	New JOLENE&R L.P. holds 1,809,142 Ordinary Shares of the Issuer. Mr. Yang holds 75% interest of New JOLENE&R L.P. and has the voting and dispositive power over the 1,809,142 ordinary shares held by New JOLENE&R L.P.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Global Mofy Metaverse Limited

HAOGANG YANG

/s/ Haogang Yang
Haogang Yang

James Yang Mofy Limited

/s/ Haogang Yang
Name:	Haogang Yang
Title:	Director of James Yang Mofy Limited

New Jolene&R L.P.

/s/ Haogang Yang
Name:	Haogang Yang
Title:	Director of New JOLENE&R L.P.